UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
[ ] Form C-U: Progress Update:
[ ] Form C/A: Amendment to Offering Statement:
[ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of issuer: Alchemy Mining Group, Inc.
Legal status of issuer: Corporation
Form: For Profit Benefit Corporation
Jurisdiction of Incorporation/Organization: Nevada
Date of organization: June 30, 2015
Physical address of issuer: 1515 Broadway E. Suite 206 Vancouver B.C. V5N 1V9
Website of issuer: https://www.alchemyotcmarketsspecialists.com/mining-projects

Name of intermediary through which the offering will be conducted: T.B.D.
CIK number of intermediary: T.B.D.
SEC file number of intermediary: T.B.D.
CRD number, if applicable, of intermediary: T.B.D.

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: FIVE (5%).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: NONE

Type of security offered: Equity 144 Restricted Common Shares
Target number of securities to be offered: 4,000,000
Price (or method for determining price): $USD 0.25/Common Share
Target offering amount: $USD 1,000,000
Oversubscriptions accepted: No
If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis [] Other – provide a description:
Maximum offering amount (if different from target offering amount): N/A



Deadline to reach the target offering amount: 12 Months

SEC 2930 (5/16)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cash & Cash	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Equivalents:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 72,027	Prior fiscal year-end: 7,879
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:		

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned persons in the capacities and on the dates indicated

Bruce A Cosgrove
President/CFO

June 26, 2017

Alexandra D.F. Cripps
Director